CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Equal Energy Ltd. (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 20, 2012 for the year ended December 31, 2011, which document makes reference to our firm and our report dated February 15, 2012, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2011.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signed "B. Wurster"

B. J. Wurster, P. Eng.
Vice President
Calgary Alberta Canada
March 20, 2011